Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of May, 2025.

Bryan Sheffield

/s/ Bryan Sheffield
_____

Sheffield Holdings, LP
By: Spraberry Interests, LLC, its general partner

By: /s/ Bryan Sheffield
Name: Bryan Sheffield
Title: Manager

Spraberry Interests, LLC

By: /s/ Bryan Sheffield
Name: Bryan Sheffield
Title: Manager

Daly Waters Energy, LP
By: Formentera Australia Fund I GP, LP, its general partner
By: Formentera Investments LLC, its general partner

By: /s/ Bryan Sheffield
Name: Bryan Sheffield
Title: Managing Member

Formentera Australia Fund I GP, LP
By: Formentera Investments LLC, its general partner

By: /s/ Bryan Sheffield
Name: Bryan Sheffield
Title: Managing Member

Formentera Investments LLC

By: /s/ Bryan Sheffield
Name: Bryan Sheffield
Title: Managing Member